1 GLOBAL BLUE REPORTS STRONG H1 FY24/25 FINANCIAL RESULTS WITH DOUBLE-DIGIT GROWTH IN REVENUE AND PROFITABILITY ALONGSIDE CONTINUED DELEVERAGING • Strong YoY growth in Group H1 Revenue of 20% to €250m with a 36% increase in Adjusted EBITDA(1) to €102m • Strong improvement in H1 Adjusted EBITDA margin of 4.6pts to 40.7% and a 64% drop-through(2) • Solid acceleration in LTM Adjusted EBITDA to €175m vs €164m in the previous quarter • Financial guidance(3) for FY24/25 Adjusted EBITDA between €185m and €205m • Share buy-back increased from $10m to $15m and extension of the program until November 2025 Signy, Switzerland, November 22, 2024 Global Blue Group Holding AG (NYSE:GB and GB.WS) today announces its financial results for the second quarter and six month period ended September 30, 2024. Global Blue’s CEO, Jacques Stern, commented: “We are pleased to report a strong H1 performance with 20% revenue growth, significantly outperforming the luxury market, driven by our unique exposure to affluent and high-net- worth international shoppers. This growth, combined with our high operating leverage, led to a 36% increase in Adjusted EBITDA and a 4.6pt increase in margin to 40.7%, resulting in LTM Adjusted EBITDA rising to €175 million from €164 million in the last quarter. “The macro and microeconomic environment in which Global Blue operates remains highly favourable. The travel industry is experiencing positive trends, particularly in the high-end segment, and we have made strong progress in implementing our management technology initiatives. In that context, and even if we continue to meaningfully outperform the luxury market, considering the broader luxury market slowdown and our decision to accelerate €5 million of investments in future growth initiatives, we have adapted our FY24/25 Adjusted EBITDA guidance to €185 million - €205 million. “In addition, and in light of the solid improvement in free cash flow generation, we have increased our share buy-back program from $10 million to $15 million and extended the program to November 30, 2025.”

2 EXECUTIVE SUMMARY Strong financial performance In Q2 FY24/25, the Group delivered a 17% year-over-year increase in revenue to €132 million and a 25% year-over-year increase in Adjusted EBITDA to €59 million, resulting, for H1 FY24/25, in a 20% year-over-year increase in revenue to €250 million and a 36% year-over-year increase in Adjusted EBITDA to €102 million, with an Adjusted EBITDA margin of 40.7% and drop-through of 64%. Furthermore, continued strong cash conversion brought the net leverage ratio(4) down to 2.9x at the end of September 2024, from 4.5x at the end of September 2023, and on- track to reach the long-term target of <2.5x. Share buy-back update Global Blue announced today an increase and extension of its previously announced share repurchase program. The repurchase program is being increased to $15 million and extended for an additional 9 months to November 30, 2025. No shares will be purchased from Silver Lake or its affiliates. Global Blue plans to continue using its existing cash to fund repurchases made under the extended share repurchase program. As of November 20, 2024, Global Blue has repurchased approximately $2.8 million of common shares under the share repurchase program. Financial guidance and long-term targets The macro and microeconomic environment in which Global Blue operates remains highly favorable. The travel industry is experiencing positive trends, particularly in the high-end segment, and Global Blue has made significant progress in implementing strategic initiatives to further penetrate the market. In parallel, Global Blue has continued to outperform in the luxury market, driven by its unique exposure to affluent and high-net- worth international shoppers. That said, considering the recent luxury market slowdown and taking into account the Group’s decision to accelerate €5 million of investments (fixed costs) in future growth initiatives (expansion into new countries, adaptation of Japan’s business model and Hospitality Gateway), we have adapted our FY24/25 Adjusted EBITDA guidance to €185 million - $205 million. Long-term targets include 8-12% revenue growth, >50% drop-through, and a net leverage ratio of <2.5x.

FINANCIAL PERFORMANCE

Q2 FY24/25 Financial Performance

€M	Q2 FY22/23	Q2 FY23/24	Q2 FY24/25	Q2 FY24/25 vs. Q2 FY23/24 (%)
Revenue				
Tax Free Shopping Solutions	62.5	86.2	101.9	
Payments	15.3	20.2	23.4	
Post-Purchase Solutions	4.1	6.7	6.7	
Revenue	**81.9**	**113.2**	**132.0**	***17%***
Variable costs	(19.7)	(25.0)	(27.1)	
Contribution[5]	**62.2**	**88.2**	**104.9**	***19%***
Fixed costs	(36.3)	(41.1)	(46.1)	
Adjusted EBITDA	**25.8**	**47.2**	**58.7**	***25%***
Adjusted EBITDA Margin(%)	***31.5%***	***41.7%***	***44.5%***	***+2.8pts***
Adjusted Depreciation & Amortization	(9.1)	(8.9)	(12.5)	
Net Finance Costs	(13.8)	(13.9)	(14.2)	
Adjusted Profit before Tax	**2.9**	**24.4**	**32.0**	
Adjusted Income Tax Expense	(4.4)	(8.1)	(9.3)	
Non-Controlling Interests	(0.6)	2.3	(2.0)	
Adjusted Net Income Group Share	**(2.1)**	**14.0**	**20.7**	

Revenue

The Group delivered revenue of €132.0 million, a 17% year-over-year increase, driven by a solid performance in both Tax Free Shopping Solutions and Payments.

Tax Free Shopping Solutions revenue grew 18% year-over-year reaching €101.9 million. Continental Europe reached €87.6 million, a 17% increase, while Asia Pacific reached €14.3 million, a 28% increase, benefiting from strong progression of Sales-in-Store[6].

Payments revenue is up 16% year-over-year to €23.4 million, ahead of the 9% growth in Sales-in-Store, driven predominantly by increased margins on treasury gains.

Post-Purchase Solutions saw a slight decline of 1% year-over-year, with revenue at €6.7 million driven by management's focus on contribution margin.

Contribution

Given the strong focus on variable cost optimization, the Group delivered €104.9 million contribution, a 19% year-over-year increase, and maintained a high level of Contribution margin with Tax-Free Shopping Solutions at 86%, FX Solutions at 96%, and Post-Purchase Solutions at 59%.

Adjusted EBITDA

Strong revenue growth and the high operating leverage profile brought Adjusted EBITDA to €58.7 million, a 25% year-over-year increase. Adjusted EBITDA margins expanded by 2.8pts to 44.5%, with a 62% drop-through.

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H1 FY24/25 Financial Performance

€M	H1 FY22/23	H1 FY23/24	H1 FY24/25	H1 FY24/25 vs. H1 FY23/24 (%)
Revenue				
Tax Free Shopping Solutions	102.1	154.8	193.0	
Payments	27.9	39.0	43.7	
Post-Purchase Solutions	8.0	13.8	13.0	
Revenue	**138.0**	**207.7**	**249.7**	***20%***
Variable costs	(34.7)	(48.1)	(53.2)	
Contribution	**103.3**	**159.6**	**196.5**	***23%***
Fixed costs	(70.7)	(84.5)	(94.8)	
Adjusted EBITDA	**32.6**	**75.0**	**101.7**	***36%***
Adjusted EBITDA Margin(%)	***23.6%***	***36.1%***	***40.7%***	***5pts***
Adjusted Depreciation & Amortization	(17.8)	(17.9)	(23.5)	
Net Finance Costs	(23.8)	(24.6)	(29.4)	
Adjusted Profit before Tax	**(9.0)**	**32.5**	**48.9**	
Adjusted Income Tax Expense	(3.8)	(12.6)	(16.9)	
Non-Controlling Interests	(0.9)	(3.7)	(5.3)	
Adjusted Net Income Group Share	**(13.7)**	**16.1**	**26.7**	

Revenue

The Group delivered revenue of €249.7 million, a 20% year-over-year increase, driven by a particularly strong performance in Tax Free Shopping Solutions.

Tax Free Shopping Solutions delivered revenue of €193.0 million, a 25% year-over-year increase. Revenue in Continental Europe reached €162.0 million, a 21% year-over-year increase, while revenue in Asia Pacific reached €31.0 million, a 49% year-over-year increase, benefiting from strong progression in Sales-in-Store.

Payments delivered revenue of €43.7 million, a 12% year-over-year increase, ahead of the 7% growth in Sales-in-Store, mainly due to the increased margin on treasury gains. Revenue in FX Solutions reached €22.3 million, a 10% year-over-year increase, while revenue in Acquiring reached €20.5 million, a 14% year-over-year increase, and revenue in the Hospitality Gateway business reached €0.9 million, a 32% year-over-year increase.

Post-Purchase Solutions delivered revenue of €13.0 million, a 6% year-over-year decline impacted by management's decision to move away from certain low-contribution ZigZag carrier contracts (contribution grew 7% after carrier costs).

Contribution

Given the strong focus on variable cost optimization, the Group delivered a contribution of €196.5 million, a 23% year-over-year increase, and maintained a high level of contribution margin with Tax Free Shopping Solutions at 85%, FX Solutions at 96% and Post-Purchase Solutions at 60%.

Adjusted EBITDA

The Group delivered Adjusted EBITDA of €101.7 million in H1 FY24/25, a 36% year-over-year increase, reflecting strong revenue growth and the high operating leverage profile of the business. This resulted in a margin improvement of 4.6pts to 40.7% and a 64% drop-through. Consequently, there has been a solid acceleration in the LTM Adjusted EBITDA to €175 million, up from €164 million in the previous quarter.

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5 Adjusted Profit before Tax The Group delivered Adjusted Profit Before Tax of €48.9 million in H1 FY24/25, a 50% year-over-year increase. High growth reflects the increase in Adjusted EBITDA, partially offset by a €4.8 million increase in net finance costs due to higher interest expenses during the period, and a €5.6 million increase in depreciation and amortization, largely attributed to increased capital expenditure in improving technology base over the last two years. Cash Flow, Balance Sheet and Net Debt Adjusted EBITDA less capital expenditure rose €19.0 million year-over-year to €76.1 million. In parallel, reflecting the normalization of Working Capital, Pre-tax unlevered Free Cash Flow reached €57.1 million vs. €11.7 million in the same period last year. As at September 30, 2024, Group Net Debt came down to €515.6 million, consisting of Gross Financial Debt of €610.0 million and Cash & Cash Equivalents of €94.4 million, resulting in a net leverage ratio of 2.9x, a significant improvement from 4.5x at September 30, 2023. LATEST TAX FREE SHOPPING TRENDS IN OCTOBER 2024 In October 2024, following on from the strong performance in Q2 FY24/25, Tax Free Shopping like-for-like Worldwide Issued Sales-in-Store experienced a year-over-year growth rate of 17%. In Continental Europe, October 2024 Sales-in-Store increased by 12% compared to the same period last year, driven by a 14% increase in the number of shoppers and a 2% decrease in the average spend per shopper. In Asia Pacific, October 2024 Sales-in-Store increased by 29% compared to the same period last year. This was driven by a 32% increase in the number of shoppers and a 2% decrease in the average spend per shopper. FINANCIAL GUIDANCE AND LONG-TERM TARGETS The macro and microeconomic environment in which Global Blue operates remains highly favorable. The travel industry is experiencing positive trends, particularly in the high-end segment, and Global Blue has made significant progress in implementing strategic technology initiatives to further penetrate the market. In parallel, Global Blue has continued to outperform in the luxury market, driven by its unique exposure to affluent and high-net-worth international shoppers. That said, considering the recent luxury market slowdown and taking into account the Group’s decision to accelerate €5 million of investments (fixed costs) in future growth initiatives (expansion into new countries, adaptation of Japan’s business model and Hospitality Gateway), we have adjusted our FY24/25 Adjusted EBITDA guidance to €185 million - €200 million. Long-term targets include 8-12% revenue growth, >50% drop-through, and a net leverage ratio of <2.5x.

[1]The table below provides a reconciliation between Profit and Adjusted EBITDA.

	For the three months ended September 30		For the six months ended September 30	
€M	**2024**	**2023**	**2024**	**2023**
Profit for the period	16.6	1.8	43.7	11.4
Profit margin (%)	*12.6%*	*1.6%*	*17.5%*	*5.5%*
Income Tax Expense	10.9	8.8	22.6	12.8
Net Finance Costs	14.2	13.9	29.4	24.6
Exceptional Items*	3.4	12.7	(19.6)	6.0
Depreciation & Amortization	13.6	10.0	25.7	20.1
Adjusted EBITDA	**58.7**	**47.2**	**101.7**	**75.0**
Adjusted EBITDA Margin (%)	***44.5%***	***41.7%***	***40.7%***	***36.1%***

**Exceptional Items consist of items which Global Blue does not consider indicative of its ongoing operating and financial performance, not directly related to ordinary business operations and which are not included in the assessment of management performance.*

[2]*Drop-through refers to the portion of Revenue growth that drops through to the Adjusted EBITDA line.*

[3]*A reconciliation of the foregoing guidance for the non-IFRS metric of Adjusted EBITDA to net income (loss) cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, the Company is unable to assess the probable significance of the unavailable information, which could have a material impact on its future IFRS financial results.*

[4]*Net Leverage refers to Net Debt divided by the last 12 months Adjusted EBITDA excluding Post-Purchase Solutions Adjusted EBITDA losses.*

[5]*Contribution refers to revenue less variable costs.*

[6]*Sales-in-Store refers to the Issued Sales-In-Store (Spend), like-for-like (at constant merchant scope and exchange rates).*

WEBCAST INFORMATION

An audio recording of commentary on the results, along with supplemental financial information, can be accessed via the Investor Relations section of the company's website at Global Blue Group Holding AG - Investor Relations.

FOR FURTHER INFORMATION

Frances Gibbons, Head of Investor Relations
+44 (0) 7815 034 212
fgibbons@globalblue.com

NON-IFRS FINANCIAL MEASURES

This press release contains certain Non-IFRS Financial Measures. These non-IFRS measures may not be indicative of Global Blue's historical operating results nor are such measures meant to be predictive of Global Blue's future results. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release.

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7 FORWARD-LOOKING STATEMENTS This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management’s expectations, hopes, beliefs, intentions, or strategies regarding the future. The words “anticipate,” “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Global Blue’s current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These include commercial expectations and other external factors, including political, legal, fiscal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID-19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under “Risk Factors” in Global Blue’s Annual Report on Form 20-F/A for the fiscal year ended March 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue’s control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across more than 50 countries, in three industries: Tax Free Shopping, Payments and Post- Purchase solutions. With c2,000 employees, Global Blue generated €28bn Sales-in-Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Source: Global Blue